

Playing to win: Ford truck and van sales are up 4.1 percent for the first quarter versus a year ago and Ford-brand SUV sales – up 3.5 percent – set a Q1 record. Lincoln grew 11.2 percent – its best start to the year in more than a decade.

FIRST QUARTER SALES 2019

	Total Vehicle	Truck	SUV	Car
U.S. Sales	**590,249**	**278,898**	**213,086**	**98,265**
Versus First Quarter 2018	-1.6%	4.1%	5.0%	-23.7%

HIGHLIGHTS

- **F-Series increases leadership position:** F-150 and Super Duty combined sales outstripped our nearest competitor by 94,585 trucks – which is 15,939 higher than this point last year. F-Series ended the quarter with an average transaction price of $47,454 as customers continue to choose high series and the latest technologies. F-Series incentive spending in Q1 was lowest among all major full-size pickups.

- **Ranger returns, boosts Ford's truck franchise:** Ford sold 9,421 Rangers in Q1. Combined with F-Series, this reflects Ford's best first quarter of pickup sales in 15 years – even before Ranger reaches optimum inventory levels later this year.

- **Even ahead of new Explorer and Escape launches this year, Ford-brand SUVs set first-quarter sales record:** SUV sales increased 3.5 percent versus last year, representing a new first-quarter record totaling 193,753 vehicles. This is driven by robust Expedition performance – up 61.9 percent with 21,773 Expeditions sold. Combined Ford and Lincoln SUV sales are up 5 percent.

- **Industry-leading strength in Commercial and Government continues in Q1:** On the strength of Transit, the all-new Transit Connect and F-Series, Ford increased sales year-over-year, building on our leadership position in these profitable and growing segments.

- **Lincoln books its best start to the year in more than a decade:** Lincoln delivers an 11.2 percent gain in the first quarter, thanks to strong growth across its SUV lineup.

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About Ford Motor Company

Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 199,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.

"First quarter 2019 sales were solid for Ford. Our winning portfolio continues to deliver. F-Series expanded our leadership position while others slugged it out for second place. We have a close connection with our customers, allowing us to deliver what they need in their trucks. It can also be seen in our record sales of Ford SUVs as well as Lincoln's significant growth."

– Mark LaNeve, Ford vice president U.S. Marketing, Sales and Service

WINNING PORTFOLIO



Ford Trucks

Our winning portfolio of trucks continues to impress. F-Series sales are up year over year, extending its leadership position from 78,646 to 94,585. The all-new Ranger adds more growth to our overall thriving truck business.



Ford SUVs

Expedition sales are up 61.9 percent, with 21,773 Expeditions sold. We are adding capacity at our Kentucky Truck Plant this summer to keep up with demand. EcoSport is up 111.3 percent for the quarter and in March achieved its highest retail volume month since launch.



Ford Commercial Vehicles

Ford sold more than 50,000 vans in Q1, with the all-new Transit Connect up 34.7 percent.



Lincoln Nautilus

Lincoln SUV sales were up across the board in the first quarter, with 19,333 SUVs sold. This is a 23.2 percent gain and represents our best start for Lincoln SUVs in 18 years.



Lincoln Navigator

Lincoln sales were strong, totaling 24,975 vehicles for the first quarter – an 11.2 percent gain. This is Lincoln's best start to the year in more than a decade.